Exhibit 99.1

Postmedia Network Canada Corp. to
Terminate Mandatory U.S. Public Reporting Obligations

No Impact on Canadian Public Disclosure

TORONTO, June 14, 2012 – Postmedia Network Canada Corp. (the “Company”) (TSX: PNC.A, PNC.B) today announced that it intends to terminate the mandatory U.S. public reporting obligations relating to the 12.50% Senior Secured Notes due 2018 issued by its subsidiary, Postmedia Network Inc. (the “Notes”). In accordance with the rules of the United States Securities and Exchange Commission (the “SEC”), mandatory U.S. public reporting can be terminated because there are fewer than 300 record holders of the Notes resident in the United States.

The Company is filing a Form 15F with the SEC today, which will immediately suspend the Company’s and Postmedia Network Inc.’s mandatory U.S. public reporting obligations under Section 15(d) of the United States Securities Exchange Act of 1934, as amended.  Those obligations will terminate no more than 90 days after the filing of the Form 15F, barring any objections from the SEC.

Under the indenture governing the Notes, however, the Company will still be required to file annual, quarterly and certain other reports with the SEC on a “voluntary” basis (even though no longer required by SEC rules).  The Company’s voluntary filings will continue to be made available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov and on its website at www.postmedia.com.

The filing with the SEC and termination of mandatory U.S. public reporting obligations will have no impact on the Company’s Canadian public reporting obligations. Company filings with Canadian securities regulators will continue to be made and will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia Network engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Statements
This press release includes statements that express the Company’s opinions, expectations, beliefs, plans or objectives regarding future events or future results, and therefore are, or maybe deemed to be, “forward-looking statements.” These forward-looking statements include all matters that are not historical facts and include statements regarding our intention to terminate our mandatory U.S. public reporting obligations. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements in respect of our intention to terminate our mandatory U.S. public reporting obligations involve known and unknown risks, uncertainties and assumptions. Although we base our forward-looking statements on assumptions that we believe were reasonable when made, we caution you that forward-looking statements are not guarantees.

For more information:

Media Contact
Phyllise Gelfand
Vice President of Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com